

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 8, 2015

Ho Kang-Wing
Chief Executive Officer
TransAKT Ltd.
Unit 8, 3/F., Wah Yiu Industrial Centre
30-32 Au Pui Wan Street, Fo Tan, N.T. Hong Kong

> **Re:** **TransAKT Ltd.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 1, 2015**
> **File No. 000-50392**

Dear Mr. Ho Kang-Wing:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

<u>General</u>

1.  We note your disclosure that the holder of the majority of outstanding shares provided approval by written consent for the reverse stock split. However, according to your beneficial ownership table no party owns a majority of the shares. Please specify who provided written consent for this action and additionally revise the beneficial ownership table accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Emily Drazan, Attorney-Adviser, at (202) 551-3208, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc:     Yam Chi-Wah
        TransAKT Ltd.